UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today informed the Mexican Stock Exchange that, the securities class action complaint filed on March 16, 2018, as amended, against CEMEX, certain officers of CEMEX (one of which is a member of CEMEX’s board of directors), and one of CEMEX’s partially-owned subsidiaries, CEMEX Latam Holdings, S.A., which was dismissed with prejudice on February 11, 2020, is now closed as a result of the plaintiffs having agreed not to appeal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 28, 2020	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller